EXHIBIT 12.1

NEIMAN MARCUS GROUP LTD LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Fiscal year ended		Fiscal year ended	Thirty-nine weeks ended		Thirteen weeks ended		Fiscal year ended	Fiscal year ended
(in thousands, except ratios)	July 30, 2016		August 1, 2015	August 2, 2014		November 2, 2013		August 3, 2013	July 30, 2012
	(Successor)		(Successor)	(Successor)		(Predecessor)		(Predecessor)	(Predecessor)
Fixed charges:
Interest on debt	$268,395		$267,752	$216,281		$34,998		$160,839	$167,916
Amortization of debt discount and expense	24,572		24,560	17,117		2,466		8,404	8,457
Interest element of rentals	34,320		33,462	23,232		7,293		29,139	27,687
Total fixed charges	$327,287		$325,774	$256,630		$44,757		$198,382	$204,060
Earnings (loss):
Earnings (loss) from continuing operations before income taxes	$(547,251)		$28,076	$(223,908)		$(5,179)		$277,432	$228,337
Add back:
Fixed charges	327,287		325,774	256,630		44,757		198,382	204,060
Amortization of capitalized interest	2,180		1,208	886		295		1,181	1,142
Less:
Capitalized interest	(7,298)		(2,361)	(630)		(140)		(237)	(1,080)
Total earnings (loss)	$(225,082)		$352,697	$32,978		$39,733		$476,758	$432,459
Ratio of earnings to fixed charges (a)		(b)	1.1		(c)		(d)	2.4	2.1

(a)	Interest associated with income tax liabilities is excluded from our calculation.

(b)
For the fiscal year ended July 30, 2016, the aggregate amount of fixed charges exceeded our earnings by approximately $552.4 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for fiscal year 2016 is due primarily to the pretax impairment charges related to (i) $228.9 million for the writedown to fair value of the net carrying value of tradenames, (ii) $199.2 million for the writedown to fair value of goodwill and (iii) $38.1 million for the writedown to fair value of the net carrying value of certain long-lived assets.

(c)
For the thirty-nine weeks ended August 2, 2014, the aggregate amount of fixed charges exceeded our earnings by approximately $223.7 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.

(d)
For the thirteen weeks ended November 2, 2013, the aggregate amount of fixed charges exceeded our earnings by approximately $5.0 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.